

AiPEX5

AI Powered US Equity Index 5



Monthly Performance Report - October 2025

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	aipex5.gbm.hsbc.com
Bloomberg Ticker:	None
Geographical Focus:	United States
Launch Date:	5/4/2020
Index Type:	Excess Return
Index Sponsor:	EquBot, Inc.
Index Calculation Agent:	None
Index Fee:	0.85% per year

Index Performance: Historical & Simulated*

1 Month	0.58%
YTD	1.55%
1Y	1.41%
3Y	2.05%
5Y	0.58%
10Y	21.61%
10Y Annualized Volatility	4.93%
10Y Sharpe Ratio	0.00
Cumulative Return	96.05%

Top 10 Holdings: As of 10/31/2025

	Index Weight(%)	Sector
NVIDIA CORP	7.5%	Electronic Technology
MICROSOFT CORP	4.7%	Technology Services
APPLE INC	4.6%	Electronic Technology
ALPHABET INC-CL A	3.8%	Technology Services
META PLATFORMS INC	3.8%	Technology Services
COSTCO WHOLESALE CORP	3.4%	Retail Trade
SCHWAB (CHARLES) CORP	3.2%	Finance
AMAZON.COM INC	3.1%	Retail Trade
ADVANCED MICRO DEVICES	2.8%	Electronic Technology
ROPER TECHNOLOGIES INC	2.1%	Technology Services
Total	38.9%	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%	0.2%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 10/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - October 2025

Top 10 Sector Allocations



Contributions to Return



Daily Risk Control Allocation - Historical & Simulated*

	As of 10/31/2025	3Y Average	5Y Average	10Y Average
Equity Portfolio	33.48%	30.01%	28.07%	32.96%
Cash	66.52%	69.99%	71.93%	67.04%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 10/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

